Exhibit 99.h.4.a

ABERDEEN FUNDS

ADMINISTRATIVE SERVICES PLAN

Exhibit A

As amended September 8, 2015

All available series and classes Aberdeen Funds, except for the Aberdeen Alternatives Strategies Fund and Aberdeen Alternatives Strategies Fund II, will be available for investment provided the eligibility requirements for investment are met by the Dealer and/or its customers.

The Funds shall pay amounts not exceeding on an annual basis a maximum amount of:

(a)         25 basis points (0.25%) of the average daily net assets of the Class A Shares of the Funds;

(b)         25 basis points (0.25%) of the average daily net assets of the Class R Shares of the Funds; and

(c)          25 basis points (0.25%) of the average daily net assets of the Institutional Service Class Shares of the Funds.